UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

iConsumer Corp.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10795

Delaware	27-4286597
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

73 Greentree Drive, #558 Dover, Delaware (Address of principal executive offices)	19904 (Zip Code)

(888) 546-7980
Issuer’s telephone number, including area code

Series A Non-Voting Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “iConsumer” or “the Company” refers to iConsumer Corp.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence

Item 1.

THE COMPANY’S BUSINESS

Overview

The Company was incorporated in 2010 and began operations in 2015. Since founding, it has not undergone any reorganization or acquisitions. Prior to 2016, the Company had negligible revenues. In 2016, the Company began offering consumers the opportunity to learn about the stock market by becoming shareholders in a publicly quoted Company. They receive rebates from shopping in the form of equity (Series A Non-Voting Preferred shares) in the Company, in addition to other forms of incentives, including cash rebates, and beginning in December 2017, Bitcoin. On November 12, 2018, the Company ceased offering Bitcoin as a reward mechanism.

In order to have a platform that could comply with U.S. securities regulations, the Company filed an offering statement with the Securities and Exchange Commission (“Commission”) under Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”). That first offering statement was first qualified in September 2016 and the Company began an offering under Regulation A.   This offering was a continuous offering. Since that time, the Company has generally had a continuous offering open.

On June 10, 2020 the Commission qualified the Company’s offering statement for a new offering under Regulation A. The share price in this offering was $0.18/share.

On March 10, 2021, the Commission qualified the Company’s offering statement for a new offering under Regulation A. This offering is a continuous offering and remained open as of April 28, 2022. The share price in this offering is $0.25/share.

As of December 31, 2020 and December 31, 2021 the Company had approximately 68,000 and 75,000 members, respectively.

During the third and fourth quarter of 2021, the Company began to experiment with revenue sources that were not linked to incentives aimed at individuals.

The Company’s preferred equity is quoted on the OTC Pink market under the symbol RWRDP.

Principal Products and Services

The Company provides its members the opportunity to experience ownership of a company quoted on the over-the-counter market (iConsumer). The Company primarily generates revenue by providing an online shopping portal where the Company’s members can shop at approximately 2,200 participating retailers worldwide. The retailers pay the Company commissions and advertising fees in exchange for members’ shopping. In turn, the Company rebates a portion of its revenues to its members in the form of equity. From time to time, the Company has offered Bitcoin or cash back rewards, in addition to equity rewards. The Company launched its online shopping services to the general public in a testing mode on June 19, 2015. In April, 2020, in response to the coronavirus pandemic, the Company resumed offering cash rebates in addition to offering equity rebates. In October, 2020, the Company ceased offering cash rebates.

The Company also generates revenue from sending prospective purchasers to participating merchants, without also offering an incentive to those purchasers.

The Incentive Program

The Company provides its members the opportunity to experience the ownership in a company quoted on the over-the-counter market (iConsumer). To facilitate that, consumers are incented to utilize the services of iConsumer to earn rebates and save money via coupons and “deals” whenever they shop at participating retailers. The retailers pay iConsumer for this service, and iConsumer shares those payments with its members as a rebate.

The member may also be incented to perform other activities, including, but not limited to, and subject to change without notice: playing games, viewing ads, or responding to surveys. Generally, these incentives are labeled as “rebates”, even if they are not strictly in exchange for a purchase or other expenditure.

The rebate incentive is delivered as ownership in iConsumer. Consumers receive the equity of iConsumer – RWRDP. Prior incentives included cash or Bitcoin. The Company only promotes and issues shares (“no-fee shares”) to members during the period when it has an Offering Statement that is qualified by the Commission, such Offering Statement remains qualified, and upon each member’s execution of a subscription agreement, as well as their compliance with other requirements as set out in the Company’s terms of service. The rebate percentage (typically the rebate is a percentage of the purchase amount) is displayed to the user on iConsumer’s site, in its apps, or as a banner on the retailer’s site prior to the user making a purchase.

The rebate percentage varies from retailer to retailer and is set by iConsumer. iConsumer may vary the rebate percentage frequently. If the rebate isn’t linked to a purchase, it is typically displayed as a number of shares to be earned based upon the member’s activity.

The Company continues to have a Bitcoin denominated liability to consumers who earned Bitcoin during prior periods but have not yet transferred those Bitcoin earnings to a personal Bitcoin cryptocurrency wallet. As of December 31, 2020 and December 31, 2021 that liability was $285,139 and $433,918, respectively.

The rebates that are to be delivered as equity are calculated as a percentage of the purchase price, if possible. The price used for this calculation is the price of the stock as set forth in the offering statement that is qualified as of the date of purchase. That price is displayed in the footer of most pages of the iConsumer website and in the mobile apps. iConsumer may vary the number of shares earned per purchase at its sole discretion.

As of April 28, 2022, the Company believes it currently holds sufficient Bitcoin to meet anticipated redemption needs through June 30, 2022. Should it have underestimated redemption demand, it will need to purchase additional Bitcoin in the market at market prices.

Until such time as a member requests, and the Company completes, a transfer of Bitcoin to the member’s wallet or exchange account, ownership of the Bitcoin does not pass to the member. The Company does not allocate a specific purchase of Bitcoin to a specific member. The Company’s Bitcoin is an asset of the Company and may be used for any purpose it deems appropriate.

The Company intends to keep Bitcoin purchases at a minimum to reduce security concerns. It may use futures contracts to protect against upward price movements of Bitcoin.

An example (incentives change frequently, and are subject to a current Offering Statement) follows:

Jody learns about iConsumer from her friend George. When Jody becomes an iConsumer member and makes her first purchase from a participating retailer, iConsumer awards her and George 100 shares of equity.

After approximately 75 days have passed (to allow for returns, processing, and payment), Jody may instruct iConsumer to transfer her shares to the transfer agent.

As of December 31, 2021, iConsumer had issued and transferred 7,994,647 shares to 2,724 shareholders due to their shopping and referral activity.

Non-Incentive Based Programs

During the second half of 2021, the Company increased its experimentation with revenue sources not tied to incentives for individual users, but that may have also resulted in membership increases. Additionally, the Company increased its marketing of Amazon to members. Among other efforts, the Company utilized influencer-based marketing channels.

Amazon did not allow iConsumer to offer a rebate or incentive to users, requiring a different marketing message to convince iConsumer members to use Amazon via iConsumer. A member making a purchase at Amazon or a user who does not become a member does not earn a rebate of any kind.

The heavy experimentation ended in October 2021. Amazon ended its relationship with the Company in September, 2021.

Incentive Program Market

The Company’s target market for its incentive program encompasses all online shoppers, with the target generally being those shoppers located in the United States. While the Company has no direct competitors utilizing equity ownership in itself as an incentive, the Company’s indirect competitors include companies that offer cash back or frequent flyer miles or points as incentives for their shopping behavior. Those indirect competitors estimate that they have nearly 100 million global users, and those shoppers located in the United States are the target of the Company’s marketing efforts.

The Company uses social media, PR, display and other forms of paid and unpaid advertising to attract new members to its site. The marketing strategy includes “influencers” such as bloggers, writers, and other outlets reachable through social media and public relations. The Company uses its own members to spread the word about the advantages of the Company’s offering.

A further source of potential customers is the people who have expressed interest in the Company’s offering of shares through its offering under Regulation A.

Competition

The Company’s indirect competitors include eBates / Rakuten, Shopathome, RetailMeNot, MyPoints, CouponCabin, Brads Deals, and swagbucks. iConsumer offers the same ability to save money shopping by offering coupons but differentiates itself by additionally offering its members the ability to earn ownership in the Company through the acquisition of shares. This further incentivizes members to prefer iConsumer’s offering and to encourage their friends to do the same.

Participating Merchants

Through an agreement with Outsourced Site Services, LLC (“OSS”), an affiliated company, iConsumer represents approximately 2,200 retailers, providing equity back (as opposed to “cash back”) and coupon-based savings to consumers when they shop at these retailers. OSS personnel are responsible for attracting and maintaining those relationships. iConsumer pays OSS a fee based on revenues for this service. OSS provides similar services to iGive.com Holdings, LLC, an affiliated company.

Research and Development

The Company is licensing technology developed by its affiliate OSS and has not yet made any expenditures on research and development.

Employees

The Company has no directly paid employees. Its management and operations are provided by the affiliated company OSS, as described in “Interest of Management and Others in Certain Transactions.”

Intellectual Property

iConsumer has a copyright on its web site, applications, and other computer software. It has received trademark registrations for iConsumer, the logo, and related marks. The technology upon which the Company is relying for its operations is owned by OSS, and licensed to iConsumer.

Litigation

The Company is not involved in any litigation.

The Company’s Property

The Company does not own any real estate or significant real assets. The Company owns, to the extent permitted by law and end-user agreements, the data generated by its members, and about its members. The cost of creating this data is reflected as expenses in the Company’s financial statements. The value of these assets is not reflected in the financial statements.

Item 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 7 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of December 31, 2021.

The Company is in an early stage of development. Operations prior to January 2016 produced minimal revenues.

The Company earns revenues through offering advertising on its website, its member-focused emails, alerts and notifications in its apps, and primarily through agreements with customers (primarily retailers) for web traffic and sales referred through the iConsumer.com website and apps (commission revenue). Beginning in June 2015, the company began to earn commission revenue by directing members to participating retailers. Measurable revenue from operations began in January 2016.

The Company recognizes contract revenue in accordance with FASB ASC 606.

The Company “marks to market” its unhedged Bitcoin assets and liabilities, in accordance with FASB ASC 820. It utilized the closing price of Bitcoin on the Gemini Bitcoin Exchange on December 31, 2021. The Company has unhedged Bitcoin liabilities resulting from providing member Bitcoin back rebates in prior periods. The resulting gain or loss on that liability is reported separately as unrealized gain or loss.

Throughout 2020 and 2021, the Company launched improved generations of its mobile apps for Apple IOS and Android. It also launched updated versions of its browser extension -- the iConsumer Button -- for Chrome, Safari, Firefox, and Edge. Regular releases of the apps and the Button have occurred during that time. These technologies are provided under the license agreement with OSS, outlined more fully below.

In order to have a platform that could comply with U.S. securities regulations, the Company filed an offering statement with the Commission under Regulation A promulgated under the Securities Act. That offering statement was first qualified in September 2016 and the Company began an offering under Regulation A. It began issuing and transferring shares of its Series A Non-Voting Preferred Stock to its members and selling equity for cash.

The Company launched an offering of convertible promissory notes (“Convertible Promissory Notes”) under Rule 506(c) of Regulation D promulgated under the Securities Act in September 2017. The Company had raised $154,721 in that offering. The Convertible Promissory Notes issued in that private placement began to mature in 2020. As of December 31, 2021, the Company has redeemed $27,500 of the Convertible Promissory Notes. Under the terms of the notes, the Company could extend the maturity date of the notes. The Company and five note holders mutually agreed to extend the maturity dates into the second quarter of 2022 in August, 2020. The note holders agreed to accept shares of Series A Non-Voting Preferred Stock at the then effective offering price in lieu of cash for their interest payments. The Company accounted for the transaction using the then current offering price of RWRDP. See “—Liquidity and Capital Resources.”

The Company must update or substitute a new offering for its currently open offering at least annually, and the Commision must qualify it again (or issue a new qualification) for it to remain open and effective. Among other things, an open and qualified offering allows the Company to offer its equity as an incentive. On June 10, 2020, March 10, 2021, and March 10, 2022 the Commission qualified or requalified that offering. The Company has requalified its offering statements or filed and qualified a new offering statement annually. Under the current offering statement, qualified on March 10, 2022, the share price in its offering is $0.25 per share. As a result, the Company has conducted continuous offerings that remained open as of December 31, 2020 and December 31, 2021 and of the date of these financial statements. The Company had closed on cash investments in these offerings from 579 and 2 individuals, representing $123,525 and $360, respectively, as of December 31, 2020, and December 31, 2021. As of December 31, 2020, two entities received stock under the offering valued at $200,000 in exchange for services. In 2020, one entity received stock under the offering valued at $90,000 in exchange for services that were performed in 2021.

In March, 2020 the coronavirus pandemic began to affect the Company’s operations. It was unclear as to whether or not the Company could survive the shutdown of the U.S. economy that ensued. In April, 2020 the Company responded, in part, by reinstituting 95% cash back rebates, in addition to continuing equity back rebates. Other responses included, but were not limited to, reducing or changing marketing expenditures, eliminating travel, and reducing most other expenses. In 2020, the Company received a Small Business Administration Economic Impact Disaster Loan (“EIDL”) for $60,000 and an EIDL grant for $5,000. The loan has an interest rate of 3.75%, with a 30-year amortization, originally repayable monthly beginning in April, 2021. Subsequent to the loan’s issuance, the SBA changed the terms to require repayment beginning April, 2022, and, in September, 2021 the SBA indicated that it plans to change the terms again, with repayment beginning in November, 2022.

On October 23, 2020, the Company returned to rewarding purchases solely with the Company’s equity.

In March, 2021, the Company began to increase marketing and other expenditures. In August, 2021 the Company began to market its services to non-members, as well as to increase its marketing of Amazon to members. In October, 2021 it ceased the increased marketing to non-members and marketing Amazon to members.

In September, 2021, Amazon, a major customer, terminated its relationship with iConsumer, effective in October, 2021. Amazon’s policy is to not work with websites, like iConsumer, that offer incentives.

The primary factors affecting gross income (revenue) from the incentive program are the number of users of the Company’s services (members), the amount each member spends, and the commission rates paid by participating retailers. By adjusting the percentage of the gross income and/or equity shared with the member in the form of rebates, the Company can affect the amount of gross income earned. Generally, the higher the percentage, the more likely a member will make a transaction that generates revenue.

For revenue generated by users who aren’t members, or by members utilizing Amazon, there is no incentive / rebate involved. Gross income for this type of revenue is affected by how often our proposition is shown to prospective users, how often they might transact, and the commission rates paid by our customers.

Gross profit is gross income less the direct costs of that income (i.e., rebates (for the incentive program) or payments to third parties (for the non-incentive program)). Rebates and payments may have cash (including Bitcoin when applicable) and non-cash components. The non-cash component reflects the estimated fair value, as reflected in the most current offering circular, of the preferred stock to be transferred to the member as the earned rebate. During 2020 and 2021 the Company’s cost for non-incentive based revenues was entirely in cash. The Company focuses on the cash component of its gross profit as the best indicator of results.

The technology used by iConsumer to operate its website is licensed from OSS, where it has been used for 26 years for the operations of iGive, a business that caters to online shoppers who are interested in helping non-profits. iConsumer receives services from OSS, which include hosting, servers, support, internet connectivity, and interconnections with retailers. OSS also provides marketing, management, and accounting services. OSS also employs and compensates Robert Grosshandler, who is key to the Company’s successful operation.

These services are provided pursuant to an Amended and Restated Software License and Services Agreement dated May 25, 2016, between OSS and the Company (the “License Agreement”). The provisions of the License Agreement with OSS will significantly affect the Company’s financial results. Under the License Agreement, the Company pays 20% of its gross revenue to OSS (amended by mutual agreement to 0% of gross revenues, subject to change without notice, during the course of the pandemic). That amendment continues as of the date of this report. The License Agreement provides that in the event the Company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the Company will pay 5% of its gross revenues to OSS, which would likely change the Company’s margins and profitability. In the event the Company decides to provide for itself the support services provided by OSS, the Company’s margins and profitability are likely to change, and the current results of operations may not be indicative of what they would be if the Company provided for its own support services.

Both iGive and OSS are 100% owned by Robert Grosshandler. Mr. Grosshandler controls 100% of the voting stock of the Company.

Results of Operations

Twelve Months ended December 31, 2021 Compared to Twelve Months ended December 31, 2020

Revenues for the twelve months ended December 31, 2021 were $234,501, an increase from revenues of $198,392 in the same period in 2020. Revenues were primarily composed of commissions from retailers.

A portion of the Company’s expenses were in the form of preferred stock, a non-cash item. The stock was valued at $0.18 per share between July 31, 2019 and March 10, 2021 and $0.25 per share thereafter. The value reflects the price that would be paid by third party purchasers in the Regulation A offering.

The Company’s cost of revenues for the twelve months of 2021 amounted to $243,713 compared to $405,939 for the same period in 2020. The decrease in cost of revenue despite the increase in revenues was primarily because the Company’s revenues from the non-incentive program have no direct cost of revenue. Additionally, the Company, in certain cases, reduced the percentage of each transaction rebated to members under the incentive program. Cost of revenues for 2021 included $192,622 in preferred stock, a decrease from $294,049 in 2020.

As a result, the Company’s gross profit was $(9,212), an increase of $198,335 from $(207,547) in the same period in 2020.

Operating expenses were $853,542 through December 31, 2021, compared to $714,420 for the same period in 2020. The primary components of operating expenses were as follows:

•	Marketing expense increased to $633,970 from $404,029, reflecting the Company’s increased marketing efforts and a $90,000 one-time consulting expense. The member stock awards included as a marketing expense – a non-cash item (primarily rewards for joining and referring other shoppers) — were $335,179, up from $269,826 in 2020. The Advertising and Promotion expense was $298,791 (including the $90,000 non-cash consulting expense), up from $134,203 in 2020. Marketing expense did not include expenses related to the Company’s offering under Regulation A. Expenses related to the offering were capitalized to prepaid expenses and are charged against shareholder’s equity when the offering is closed.

•	Fees to OSS were $84 for 2021, a decrease from fees of $2,740 in 2020. This reflected the reduction of the percentage charged subsequent to February 2020. This affiliated company (owned by Mr. Grosshandler) provides most of the services needed to operate iConsumer. Most specifically, the overheads of creating member-oriented marketing campaigns and the overhead of managing the network of approximately 2,200 retailers are borne by OSS. Additionally, all of the costs of developing and operating the technology are the responsibility of OSS. In accordance with the agreement with OSS, the expense is calculated as 20% of gross revenues. OSS and the Company have agreed to reduce that to 0% due to the pandemic, subject to change without notice. If iConsumer was not using OSS to provide these services, the results of its operations would be significantly different.

•	Legal fees for 2021 were $(15,909), compared to $3,258 in 2020. The decrease reflects a one-time credit for legal fees incurred in a prior year. Had there not been the one-time credit, legal fees would have increased to $16,091, primarily as a result of increased regulatory filings.

•	Accounting fees were $38,050 for 2021, compared to $34,000 for the same period in 2020.

•	Stock issuance fees decreased to $11,670 for 2021, compared to $16,626 for 2020. This primarily represents the cost of members transferring their stock earned from shopping onto the transfer agent’s books or transferring their stock from the transfer agent to a brokerage account. The Company believes that increased stock market liquidity is good for its business, and encouraged members to make such transfers by subsidizing the cost of transfer, if the transfer was in excess of 10,000 shares.

Unrealized losses from unhedged Bitcoin liabilities resulting from Bitcoin rebates earned in 2021 were $155,764, compared to an unrealized loss of $206,803 for 2020.

As a result of the foregoing factors, the Company recorded a net loss of $862,754 for 2021, compared to a net loss of $921,967 for 2020.

Liquidity and Capital Resources

As of the date of this report, iConsumer has a low level of liquid assets. The Company is completely dependent on the proceeds from a continuing offering of equity securities under Regulation A and support from affiliated companies to execute its plan of operations. In 2020, the Company received an EIDL from the Small Business Administration for $60,000. Other than the EIDL loan, it has no debt, other than the Convertible Promissory Notes, outside of its obligations to remit earned cash back or Bitcoin to members when due, and no obligations to make any capital expenditures. The Company has no bank lines or other financing arranged. The Company currently has an offering statement qualified under Regulation A for the sale of its preferred securities.

The Company received a cash investment in its Regulation A offering from a single investor of $100,000 late in 2020.

Trend Information

The Company is primarily reliant on the economic trends affecting online shopping in the United States.

The migration of retail shopping from physical locations to the internet continues and is expected to continue into the foreseeable future. The Company believes that this trend is positively affecting its growth. The changes caused by the pandemic and the apparent end of the pandemic have resulted in short term modifications of this growth, but the Company expects the long-term trend to resume.

Amazon continues to enjoy a significant share of that online retail growth. The Company had a relationship with Amazon, which Amazon terminated in September, 2021.

Retailers that rely primarily on physical locations are under significant economic pressure. The pandemic has accelerated that pressure. The Company has relationships with some of those retailers. The Company will be negatively affected to a greater or lesser degree by retailer defaults. Mitigating that trend is the fact that their customers are migrating to companies with which the Company already does business.

The credit risk associated with retailer bankruptcies is mitigated in two ways. First, the Company’s service providers monitor those risks, and seek deposits and advance payments from retailers they deem risky. Second, the Company does not owe rebates to its members unless the revenues those rebates are calculated upon are received.

The pandemic has changed consumer buying behaviors, concentrating purchasing in industry leaders like Amazon, Target, and Walmart. During the pandemic, many retailers paused paying commissions for traffic generated by advertising with companies like iConsumer, negatively affecting revenues. Amazon reduced the commission percentage it pays to companies like iConsumer, negatively affecting revenues. As of December 31, 2021 most retailers have resumed paying for traffic of the kind generated by iConsumer.

Travel-related revenues were reduced to near zero by the pandemic. During the first half of 2021, travel-related revenues began to return. During the third quarter of 2021, the delta variant of the coronavirus pandemic caused increased uncertainty around travel-related revenues. Then, during the fourth quarter, it was the omicron variant that affected travel. The Company cannot predict when those might return in full, but subsequent to the date of the financial statements, it appears that travel is rebounding.

The Company utilizes online advertising to attract new members. Online advertising continues to grow as a percentage of the advertising market. The cost of the Company’s advertising is subject to change, both up and down, depending on the state of the advertising market. During 2021, the Company utilized Facebook for much of its paid membership acquisition efforts. Facebook is undergoing changes that appear to reduce its effectiveness as a marketing platform. The Company is testing using other marketing platforms to supplement, and if necessary, replace Facebook.

During the second half of 2021, the Company experimented with forms of revenue generation that differed from its traditional incentive-based revenues. Those experiments yielded significant revenues and were profitable. Unfortunately, the advertising partners responsible for assisting in generating those revenues didn’t find it profitable. In 2022, the Company expects to refine and continue those experiments.

A significant source of new members comes from advertising on (or being listed on) web sites that aggregate offers from cash back sites (iConsumer and its competitors). Those sites may not accept advertising from the Company, nor list its offers, if the Company does not offer cash back. On August 1, 2019 the Company ceased offering cash back. Several of the aggregator web sites stopped featuring the Company’s offers, either completely or prominently, having a negative effect on the Company’s revenues. The return to cash back in March, 2020 meant that these sites began to feature the Company’s offers again, positively affecting new member acquisition and resultant revenues. In late 2020, the Company ceased offering cash back, and returned to offering only stock back based rebates. This negatively affected the number of potential customers referred by aggregator sites.

Consumers’ internet use, and especially mobile internet use, continues to grow. The Company believes this increase can result in more member growth. Navigating the transition from desktop to mobile internet use presents challenges for the Company. The Company utilizes technology partners that continue to invest heavily in platforms that are intended to make the Company’s offerings attractive to existing members and prospective members who use the internet from mobile devices.

The cost and difficulty of hiring or retaining qualified employees continues to increase. While the Company does not have any direct employees, it is dependent on its service partners’ abilities to attract and retain employees. The Company believes that its ability to operate virtually will help to mitigate the increased employee challenge. The pandemic also affects our ability to hire and retain employees.

The Company’s ability to raise money is affected by the stock market, and in particular, the acceptance of companies using Regulation A as amended under the 2012 JOBS Act.

The alternative markets (e.g., OTC) continue to revise their standards for quotation. Those revisions may make it harder or more expensive for the Company to obtain or maintain a market for its securities. As of May 1, 2020 the Company chose to not pay the fees associated with being quoted on the OTC QB market and is thus now quoted on the OTC “Pink” market.

While the Company promotes itself as a long-term investment, shareholders are generally interested in being able to deposit their shares in a brokerage account to facilitate an eventual sale of those shares. The standards used by brokers to accept such deposits are out of the control of the Company. As of December 31, 2021 it is difficult, and for some investors economically unfeasible, to deposit their shares with a stock brokerage. If this difficulty continues or gets worse, it will continue to negatively affect members’ interest in using the Company’s services.

The Company discusses this challenge with its investors and other interested parties, and is explicit in its goal to attain a stock price high enough so that RWRDP is not considered a “penny stock”. It is hoped that a per share price in the market in excess of $4.00 will remove that stigma. The Company’s exploration of uplisting, reverse stock splits, and other means have been shared in public forums.

The adoption of new mobile wireless technologies such as 5G, continue to make mobile usage of the Company’s offerings more likely.

Alternative blockchain-based competitors are beginning to appear in non-U.S. markets. The Company expects blockchain-based competitors, including Rakuten, to enter the U.S. market at some point.

The price of Bitcoin has been highly volatile throughout 2020 and 2021. To the extent that iConsumer has liabilities that may only be satisfied with Bitcoin, and to the extent that the Company does not own sufficient Bitcoin to satisfy those liabilities, the Company is exposed to the risk of the increasing price of Bitcoin.

Inflation, the Russian invasion of Ukraine, and supply chain issues are affecting consumer behavior. The Company, most of its customers, and its members have not navigated these factors previously. The Company expects greater uncertainty for its prospects. Inflation may increase the revenue per transaction, but reduce the number of transactions, therefore having a neutral effect on total revenues. The Company purchases services from third parties, and those third parties may increase the rates they charge the Company, increasing the Company’s total expenses.

Item 3.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s officers and directors are as follows. All are occupied full-time on the Company’s business, but are employed by an affiliate of the Company as described in “The Company’s Business – Employees.” The Company does not currently employ any “significant employees” as defined by the Commission.

Name	Position	Age	Term of office
Executive officers
Robert N. Grosshandler	President	66	Indefinitely from December 2010

Director
Robert Grosshandler		66	Since December 2010

Robert N. Grosshandler, President

Robert Grosshandler has been President of the Company since its inception. In 1997, he founded iGive.com, a company that helps consumers raise money for charities by shopping online. He has acted as CEO of iGive from that date to the present. iGive today helps 350,000 consumers contribute to 105,000 charities. He is also founder and CEO of OSS. Between 1976 and 1981 Mr. Grosshandler participated in real estate and industrial workouts. In 1981, he co-founded The SOFTA Group, Inc., which grew to 160 employees when it was sold in 1993. In 1995 he founded and sold a company to a West Coast integrated circuit manufacturer. In 1997 he founded, and subsequently sold, a company in the virtual (online) trade show business.

Compensation of Directors and Executive Officers

iConsumer has not yet paid or agreed to pay its officers or directors. Currently, Mr. Grosshandler is compensated by OSS and his services are provided to iConsumer under the License Agreement. See Item 5 of this report, “Interest of Management and Others in Certain Transactions.”

In the future the Company will have to pay its officers, directors and other employees, which will impact the Company’s financial condition and results of operations, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Company may choose to establish an equity compensation plan for its management and other employees in the future.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2021, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of the Company’s voting securities, or having the right to acquire those securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Robert N. Grosshandler 2724 Simpson Street Evanston, IL 60201	100,000,000 Direct ownership	N/A	100%
Series A Non-Voting Preferred Stock	Robert N. Grosshandler 2724 Simpson Street Evanston, IL 60201	39,500,000 Direct ownership; Mr. Grosshandler disclaims beneficial ownership of shares held by family members	N/A	35%
Series A Non-Voting Preferred Stock	Sanford D. Schleicher 2724 Simpson Street Evanston, IL 60201	12,000,000 Direct ownership; 4,000,000 Dehne Trust #1 beneficial ownership; 4,000,000 Dehne Trust #2 beneficial ownership	N/A	15.8%

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Software License and Services Agreement with Outsourced Site Services

The technology used by iConsumer to operate its website is licensed from OSS, where it has been used for 20 years for the operations of iGive, a business that caters to online shoppers who are interested in helping non-profits. iConsumer receives services from OSS, which include hosting, servers, support, internet connectivity, and interconnections with retailers. OSS also provides marketing, management, and accounting services. OSS also employs Robert Grosshandler, and Sanford Schleicher.

These services are provided pursuant to the License Agreement. Under the License Agreement, the Company pays 20% of its gross revenue to OSS. The License Agreement provides that in the event the Company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the Company will pay 5% of its gross revenues to OSS.  Beginning in March 2020, and through the date of this report, because of the pandemic, OSS has waived its fees indefinitely. Both iGive and OSS are 100% owned by Robert Grosshandler.

Item 6.

OTHER INFORMATION

Not applicable.

Item 7.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2021 AND DECEMBER 31, 2020

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

iConsumer Corp.

Evanston, Illinois

Opinion

We have audited the accompanying financial statements of iConsumer Corp., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iConsumer Corp., as of December 31, 2021 and 2020, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of iConsumer Corp. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free for material misstatement, whether due to fraud or error.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of iConsumer Corp.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about iConsumer Corp.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Wipfli LLP

April 26, 2022

Minneapolis, MN

iConsumer Corp.

BALANCE SHEETS

December 31, 2021 and December 31, 2020

	12/31/2021	12/31/2020
ASSETS
Current Assets
Accounts Receivable	$22,804	$21,564
Due from Escrow Agents	0	100,198
Bitcoin	2,219	826
Prepaid Expenses	0	120,000
Total Current Assets	25,023	242,588
TOTAL ASSETS	$25,023	$242,588
LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$28,398	$56,056
Checks Written in Excess of Cash	33,645	39,578
Member Bitcoin Payable	433,918	285,139
Convertible Notes Payable, Net	138,620	145,257
Member Cash Back	194,260	199,327
Traffic Partner Fees Payable	51,013	0
EIDL Loan Payable, Current	235	1,190
Total Current Liabilities	880,089	726,547
Non-Current Liabilities
EIDL Loan Payable	63,334	60,027
Due to Related Parties	231,382	298,205
Total Non-Current Liabilities	294,716	358,232
Total Liabilities	1,174,805	1,084,779
Stockholders' Equity (Deficit)
Paid in Capital	3,220,805	2,667,488
Retained Earnings (Deficit)	(4,584,673)	(3,721,919)
Common Stock 150,000,000 authorized, $0.001 par, 100,000,000 issued and outstanding at December 31, 2021 and December 31, 2020.	100,000	100,000
Series A Non-Voting Preferred Stock 250,000,000 authorized, $0.001 par, 114,085,494 and 112,239,898 issued & outstanding at December 31, 2021 and December 31, 2020	114,086	112,240
Total Equity (Deficit)	(1,149,782)	(842,191)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)	$25,023	$242,588

iConsumer Corp.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2021 and December 31, 2020

	12/31/2021	12/31/2020
Revenues:
Commissions from Merchants	$234,320	$193,392
Miscellaneous Income	181	5,000
Total Revenues	234,501	198,392
Cost of Revenue
Member Cash Back Rebate	0	111,880
Traffic Partner Fees	51,013	0
Member Bitcoin Back Rebate	78	10
Member Stock Back Rebate	192,622	294,049
Total Cost of Revenue	243,713	405,939
Gross Profit (Loss)	(9,212)	(207,547)
Operating Expenses
Accounting	38,050	34,000
Development	0	2,925
Interest Expense	24,135	39,644
Legal Fees	(15,909)	3,258
Marketing
Member Stock Awards	335,179	269,826
Advertising & Promotion	298,791	134,203
Membership Expenses	1,707	1,630
OSS Service Fee, a related party	84	2,740
Other Professional Fees	4,071	2,765
Stock Issuance Fees	11,670	16,626
Unrealized Loss on unhedged BTC	155,764	206,803
Total Operating Expenses	853.542	714,420
Net Loss	$(862,754)	$(921,967)

iConsumer Corp.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and December 31, 2020

	12/31/2021	12/31/2020
OPERATING ACTIVITIES
Net Loss	$(862,754)	$(921,967)
Adjustments to reconcile Net Loss to net cash provided by operations:
Shares Earned by Members	525,977	563,875
Non-Cash Interest Expense	22,769	23,118
Stock Issued for Services Provided	0	65,000
Unrealized Loss on Unhedged BTC	155,764	206,803
Changes in Operating Asset & Liabilities
Bitcoin	(1,393)	165
Accounts Receivable	(1,240)	(10,021)
Accounts Payable	(27,658)	(63,841)
Prepaid Expenses	120,000	5,839
Member Cash Back	(5,067)	72,116
Traffic Partner Fees Payable	51,013	0
Member Bitcoin Payable	(6,985)	23,538
Net cash used in Operating Activities	(29,574)	(35,375)
FINANCING ACTIVITIES
Decrease (increase) in Receivable from Escrow Agency	100,198	(99,840)
Proceeds from EIDL Loan Payable	2,352	61,217
Checks Written in Excess of Cash	(5,933)	7,773
Decrease in Due to Related Party	(66,823)	(40,330)
Proceeds from Issuance of Preferred Stock	0	122,949
Proceeds from (payments on) Issuance of Convertible Notes Payable	(220)	106
Repayment of Convertible Note Principal	0	(16,500)
Net cash provided by Financing Activities	29,574	35,375
Net cash increase (decrease) for period	-	-
Cash at beginning of period	-	-
Cash at end of period	$0	$0

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the years ended December 31, 2021 and December 31, 2020

					Additional
	Common Stock		Preferred Stock		Paid-In		Total
	Number of	Amount	Number of	Amount	Capital	Accumulated	Stockholder's
	Shares	Par .001	Shares	Par .001	(Deficit)	Deficit	Equity (Deficit)
Balance at December 31, 2019	100,000,000	$100,000	109,513,700	$109,514	$1,783,390	$(2,799,952)	$(807,048)

Stock Distributed to Investors			683,051	$683	$122,266		$122,949
Stock Distributed to Members			765,370	$765	$(765)		0
Stock Distributed for Services			1,277,777	$1,278	$198,722		$200,000
Stock Earned by Members					$563,875		$563,875
Net Loss						$(921,967)	$(921,967)
Balance at December 31, 2020	100,000,000	$100,000	112,239,898	$112,240	$2,667,488	$(3,721,919)	$(842,191)

Stock Distributed to Investors			227,675	$228	$28,958		$29,186
Stock Distributed to Members			1,617,921	$1,618	$(1,618)
Stock Earned by Members					$525,977		$525,977
Net Loss						$(862,754)	$(862,754)
Balance at December 31, 2021	100,000,000	$100,000	114,085,494	$114,086	$3,220,805	$(4,584,673)	$(1,149,782)

iConsumer Corp.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

NOTE 1: NATURE OF OPERATIONS

iConsumer Corp. (the “Company”), is a corporation organized December 16, 2010 under the laws of Delaware.   The Company was formed to provide money saving services to consumers through a website that is designed to be searchable and discoverable by Google.  On June 19, 2015 it began “test the waters” operations to determine product and service viability for a new service aimed at providing consumers cash back rebates based upon their shopping at participating retailers.  As of December 31, 2015, it had not generated significant revenue.

Measurable revenue from operations began in January 2016. In 2016, the Company’s offering statement was qualified by the Securities and Exchange Commission (“SEC”) under Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and the Company became fully operational.

The Company’s Series A Non-Voting Preferred stock is quoted on the OTC market under the ticker symbol RWRDP.

On June 13, 2020 the SEC requalified the Company’s offering statement under Regulation A.

On March 10, 2021, the SEC qualified the Company’s offering statement under Regulation A. The Company changed the offering price to $0.25 per share.

On March 10, 2022, the SEC qualified the Company’s offering statement under Regulation A. The Company’s offering price remained at $0.25 per share.

The Company’s stock is highly illiquid and the price highly volatile, and is likely to remain so for the foreseeable future.

On March 1, 2020 as a result of the pandemic, the Company began offering cash back rebates, in addition to rebates in the form of RWRDP. It had offered cash back and Bitcoin back rebates at various times in prior years. On October 23, 2020, the Company ceased offering cash back rebates.

The Company is dependent upon additional capital resources for the continuation of its planned principal operations and is subject to significant risks and uncertainties including failing to secure additional funding to fully operationalize the Company’s planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash equivalents can include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Cryptocurrency Valuation

The Company “marks to market” its unhedged Bitcoin assets and liabilities, in accordance with FASB ASC 820. It utilized the closing price of Bitcoin on the Gemini Bitcoin Exchange on December 31, 2021. The Company has unhedged Bitcoin liabilities resulting from providing member Bitcoin back rebates in prior periods. The resulting gain or loss on that liability is reported separately as unrealized gain or loss.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  There are no allowances for doubtful accounts established as of December 31, 2021 or December 31, 2020.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. No property or equipment has been recorded as of December 31, 2021 or December 31, 2020.

Revenue Recognition

The Company earns revenues through commissions, royalties, and advertising on its website, its mobile apps, and browser add-ons. The Company recognizes revenue in accordance with FASB ASC 606. As a public business entity as defined by FASB, we are required to disclose revenue disaggregated according to the timing of transfer of goods or services. We are required to provide qualitative information about how economic factors affect our revenue and cash flows. We disclose certain details about contracts, including performance obligations. We disclose judgments made in evaluating revenue.

Contracts, Revenue Disaggregation, Performance Obligations, Transaction Price, Allocation, Timing, Principal vs. Agent, Risk Concentration, and Significant Judgments

Contracts

The Company primarily receives commission revenue from approximately 2,200 U.S.-based online retailers (the Company’s customers) in exchange for the Company assisting those retailers in making sales to the retailers’ customers and prospective customers located primarily in the United States. Contracts generally take one of three forms. A master contract with transaction aggregators (e.g. Commission Junction, Rakuten, PHG). The transaction aggregator provides the Company with opportunities with retailers. That contract is “opt-in”. That is, simply by using their services the Company agrees to a set of policies and procedures. Second, a direct contract with the retailer (e.g. Amazon). And third, oral contracts. All of these contracts are generally cancellable at will by either party. There may or may not be a notice provision. A non-material number of customers and members are located outside the United States.

The contracts generally provide for mechanisms to simply change the terms of a particular offer, typically commission rates, affected SKUs, and timing.

The Company does not have revenue generating contracts with its members.

Disaggregation

There is no material basis upon which to disaggregate the Company’s revenue, other than by analyzing the entirety of the revenue generated by a customer, and if possible, its line of business. The Company does not find that disaggregating by customer location, customer size, contract length, a customer’s contracts with its customers, timing of transfer, or sales channel is possible, or if possible, material.

The number and small relative size of each customer makes such analysis moot.

Large customers (e.g. Amazon, Walmart) are broad line retailers. While a portion of the transactions generated by iConsumer members may have the potential for meaningful disaggregation, the Company does not receive sufficiently granular data to make that judgment possible.

Prior to the pandemic, approximately 5% of the Company’s incentive program transactions by revenue came from customers providing travel services (e.g., Expedia, Orbitz) as their main line of business. Due to the pandemic, those revenues were not meaningful for most of 2020. In 2021, revenues from customers who are in the travel service business were approximately 6% of total revenue. The balance of the Company’s customers serve essentially the same function to essentially the same online audience via the same channels under similar short term contracts via online retail sales.

We believed, and have seen, that travel services may respond differently to changes in the economy or societal issues. In addition to the standard broad economic risks, the Company’s customers that provide travel and travel related services to our audience members are subject to an additional set of risks. A reduction in travel expenditures can occur, even if the broad economy’s health doesn’t change. Changes in fuel prices, terrorist threats, communicable diseases, and war are some of the factors that our audience members may take into account when booking travel.

Performance Obligations

As an agent for the customer, the Company’s performance obligation to a customer is created and completely fulfilled simultaneously. Generally, the retailer has agreed to pay the Company a commission when an iConsumer member (a user) makes a purchase at the retailer. In rare instances, the retailer has agreed to pay the Company a fee for showing advertising to the Company’s members. The Company is generally not obligated to promote the customer to its members. However, if it does, and the member makes a purchase from the customer, the customer is obligated to compensate the Company. If the Company does elect to promote the customer to its members, it has simultaneously created and fulfilled its obligation. The Company is responsible, but not obligated, for advertising the availability of the retailers’ offerings and facilitating the navigation of the user to the retailers. The retailer is solely responsible for executing sales to its customers.

Principal vs. Agent

For purposes of ASC 606, the Company is an agent of the customer. As such, it only recognizes the commission revenue generated by the transaction.

Generally, the retailer has agreed to pay the Company a commission when an iConsumer member (a user) makes a purchase at the retailer. If the retailer has agreed to pay the Company for advertising services, the retailer will owe the Company money once the user has been shown the retailer’s advertisement. As December 31, 2021 there have been no material advertising revenues. The Company is responsible for advertising the availability of the retailers’ offerings and facilitating the navigation of the user to the retailers. The retailer is solely responsible for executing sales to its customers.

Timing

The Company recognizes revenue as of the date of the transaction between the customer and its customer (the member), assuming the Company believes that such a transaction has a low likelihood of being reversed by the customer. In the event that a transaction has characteristics that cause the Company to believe that it has a higher likelihood of being reversed by the customer, the Company will recognize revenue for that transaction after the commission payment for that transaction is received.

The retailer is responsible for reporting that purchase or other commissionable activity, and the pertinent details of that purchase, including transaction price and commission amount, to the Company, almost exclusively after the retailer has shipped goods or provided the service.

For advertising revenue (non-material at this time) the Company recognizes revenue on the date an advertisement was shown.

Payment is generally due and received within 90 days after the transaction (or travel) occurs. If a user returns the goods or service, the retailer has the right to reverse the transaction. User returns, if they occur, are generally recognized in the same accounting period as they were originally recognized. The Company closes its books approximately 45 days after the period end, which allows it to capture those returns. In the Company’s judgment, there is no material time-based obligation or variable consideration remaining after the close of its books and subsequent financial statement reports.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash and counter-party risk associated with the hedging of Bitcoin using futures. The Company will place its cash and cash equivalents other than Bitcoin with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds or with whom it has deposits, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Cryptocurrency Risks

The Company offers members the opportunity to redeem cash denominated rebates in the form of Bitcoin. When a member requests redemption denominated in Bitcoin, the Company acquires sufficient Bitcoin contemporaneously to fulfill that redemption request, using the market price of Bitcoin on that date. It does not expose itself to changes in the price of Bitcoin for these redemption requests.

The Company has Bitcoin-denominated rebates (liabilities) earned in years prior to 2019. From time to time, members request redemption of those rebates. At the time of the redemption request, the Company acquires Bitcoin to fulfill the request. The Company may retain a de minimis amount of Bitcoin in its cryptocurrency wallet to facilitate small transactions. The Company is exposed to the market volatility in the price of Bitcoin for Bitcoin rebates earned, but not yet redeemed. For the year ended December 31, 2021, the Company incurred an unrealized loss of $155,764 from the Bitcoin exposure.

As of December 31, 2021 and December 31, 2020, the Company’s Bitcoin liability was $433,918 and $285,139, respectively.

Concentration of Customer and Customer Credit Risk

The Company is exposed to concentration of customer risk. As of December 31, 2021 it had relationships with approximately 2,200 customers. Of that number, it had transactions with over 770 customers during 2021. For the year ended December 31, 2021 it had two customers that represented 56% of its revenues, and its top five customers represented approximately 65% of revenue. For the same period in 2020, it had two customers that represented 22% of its revenues. One of those customers in both years was Amazon. Amazon stopped doing business with iConsumer in October 2021 and the Company was significantly adversely affected. Should other of those customers stop doing business with the Company, the Company would also be significantly adversely affected. Should those customers not pay the Company the monies owed to the Company, the Company would be significantly adversely affected. Amazon has paid all of the money owed to the Company. The impact of non-payment would be mitigated from a financial statement perspective, but not from a cash flow perspective, as the Company is not obligated to provide rebates to members if the Company does not get paid.

Concentration of Member (User) Risk

The Company is exposed to concentration of member risk for its incentive program. For 2021, it had one member whose purchases generated approximately 6% of the Company’s incentive program revenues and it had five members who generated approximately 16% of the Company’s incentive program revenues. For 2020, it had one member whose purchases generated approximately 13% of the Company’s revenues and it had five members who generated approximately 27% of the Company’s revenues. These analyses do not include per member shopping activity at Amazon, as we are not provided with sufficiently granular reporting to make such assessments. Should those members stop shopping at stores via iConsumer, the Company would be significantly negatively impacted.

During the fall of 2021, the Company experimented with revenue generation not linked to the Company’s incentive model. One traffic partner generated approximately $64,000 of the Company’s revenue during this experiment, representing approximately 27% of the Company’s 2021 revenues. The traffic partner chose not to continue the experiment.

Significant Judgments

The Company has procedures to identify transactions that do not meet its standards. Such transactions are not recognized as revenue until payment is received. These procedures utilize a combination of member transaction history, customer transaction history, customer payment history (at the transaction level), quality of customer reporting, aging of accounts receivable, and other characteristics to make this determination.

Cost of Revenue

The Company reflects 100% of cash back awards, 100% of payments owed to traffic partners, and 100% of the value of stock rebates earned directly as the result of a purchase as a Cost of Revenue.

Unrealized Gains or Losses

The Company complies with the requirements of FASB ASC 780 with regards to “mark to market” accounting for its Bitcoin assets and liabilities, using the closing price of Bitcoin on the Gemini Exchange as of December 31, 2021. The Company’s unhedged Bitcoin liability, arising from Member Bitcoin Back Rebates earned in 2018 and not yet transferred to the member, increased by $148,777.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering" with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholder’s equity upon the completion of the offering. The Company had equity offerings open continuously in 2021 and 2020.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates that are expected to be effective when the benefits from the deferred tax assets are realized. At December 31, 2021, and December 31, 2020, the Company had deferred tax assets of approximately $1,280,000 and $1,040,000 respectively, related to net operating loss carryforwards (NOL). At December 31, 2021 the Company has not reflected any change in the deferred tax assets from prior periods. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future and utilize the NOL’s before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero. The effective tax rate is different from the expected federal tax rate due to the valuation allowance and state income taxes.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of December 31, 2021 or December 31, 2020. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. For the years ended December 31, 2021 and December 31, 2020 the Company recognized no interest or penalties.

The Company is required to file U.S. federal tax returns. The Company has filed its 2020 and 2019 tax returns, and requested an extension for 2021. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Reliance on Related Party

The Company currently has a software license and service agreement with a related party (see Note 5) and has the majority of its ordinary expenses paid by the related party under the terms of that agreement. As a result, the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

NOTE 3: STOCKHOLDERS’ EQUITY (DEFICIT)

As of the issuance date of these financial statements, 100,000,000 shares of Common Stock and 114,005,607 shares of Preferred Stock were issued and outstanding.

The Articles of Incorporation were Amended and Restated effective July 6, 2015. Among the revised provisions, the Company authorized 150,000,000 shares of Common Stock, par value $0.001 per share and reclassified "Class A Common Stock" to "Common Stock"; authorized 300,000,000 shares of Preferred Stock, par value $0.001 per share and reclassified "Class B Common Stock" to "Preferred Stock"; amended the power to authorize the number of authorized shares to be set by affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Company. The terms and preferences of these reclassified shares were revised where Common Stock, among other provisions, entitles holders to 10 votes for each share of Common Stock, subordinate dividend rights to Preferred Stock, and certain liquidation rights.

The Company filed a Certificate of Designations, Preferences, and Rights of Series A Non-Voting Preferred Stock of iConsumer Corp. (under Section 151 of the Delaware General Corporation Law) on July 6, 2015, designating 250,000,000 shares of Preferred Stock authorized under the Amended and Restated Certificate of Incorporation filed July 6, 2015 as Series A Non-Voting Preferred Stock ("Series A Preferred Stock"), par value $0.001. The Series A Preferred Stock was granted certain rights and preferences including dividend preference on declared and unpaid dividends and liquidation priority for the value paid for the Preferred Shares. The Series A Preferred Stockholders are not entitled to vote on any matters placed to a vote of the stockholders of the Company.

The Company entered into a recapitalization and exchange agreement effective July 6, 2015 with Robert Grosshandler. This agreement stipulated the terms of a tax-free reorganization pursuant to Internal Revenue Code section 368(a), where Robert Grosshandler transferred, assigned, delivered, and surrendered to the Company his pre-recapitalization shares and the Company issued post-recapitalization shares, among other pertinent terms. This exchange retired 1,000,000 Class A Common shares pre-recapitalization and issued 100,000,000 shares of Common Stock and 100,000,000 shares of Series A Non-Voting Preferred Stock, post recapitalization.

In preparation for the trading of its preferred stock on a market under the ticker symbol RWRDP, the Company concluded that certain provisions of the liquidation preference granted under the Certificate of Designations, Preferences, and Rights dated July 6, 2015 were unworkable, as the original issue price was not trackable through subsequent holders of the stock. On January 12, 2018 the Company amended the liquidation preference for the Series A Non-Voting Preferred Stock by consent of the holders of a majority of the Common and Series A Non-Voting Preferred Stock. The amendment reaffirmed that shareholders of record as of January 12, 2018 had a liquidation preference equal to the Original Issue Price of their shares and that subsequent holders of the stock will not have a liquidation preference.

Additionally, the amended language eliminated the liquidation preference for shareholders who acquire their shares subsequent to January 12, 2018.

NOTE 4: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that commenced principal operations in June 2015 and began to generate meaningful revenue in 2016. It has sustained net losses of $862,754 and $921,967 for the years ended December 31, 2021 and December 31, 2020, respectively. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain capital financing from its majority stockholder and/or third parties, including through the Offerings described in Note 6. It plans to incur significant costs in pursuit of its Offerings. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5: RELATED PARTIES

Prior to June 19, 2015, the Company was subject to a three-party oral agreement with iGive.com Holdings LLC (“iGive”) and Outsourced Site Services, LLC (“OSS”), both related parties under common control with shared ownership and management (referred to herein collectively as the “Related Parties”). This agreement stipulated that iConsumer Corp. maintain a website at iConsumer.com that directed traffic to iGive.com (owned and operated by iGive). It maintained that website in such a way as to maximize the traffic to iGive.com. In return, the Related Parties covered all of the costs of maintaining the iConsumer.com website. After launch of the full iConsumer website on June 19, 2015, a site that promotes the iConsumer Corp. planned business operations, this agreement ceased, and iConsumer. Corp. became responsible for its own costs or entering into a formal agreement with either or both of the Related Parties or others.

Effective May 1, 2015, the Company entered into a software license and services agreement (the “License Agreement”) with Outsourced Site Services, LLC (“OSS”), a related party. In accordance with the terms of the License Agreement, the Company’s operations are being run on technology licensed from OSS and OSS is providing the Company with certain support services, as defined in the License Agreement. The fee charged by OSS covers a wide range of services, the majority of which are traditionally reflected in costs of operation. The fee covers executive management, administration, accounting, internal technology support, customer support, product development, general marketing, and communications (marketing and non-marketing). A hard to quantify amount covers the care and feeding of retailers and intermediate network / technology providers, retailer recruitment, and similar activities. The fee does not cover legal fees incurred for such activities as SEC filings and other regulatory compliance. The Company has no employees.

For the use of these services and technology, the Company has agreed to pay OSS 20% of its gross revenue, as defined in the License Agreement. The License Agreement provides that in the event the Company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the Company will pay 5% of its gross revenues to OSS. Since OSS is under the common control of Robert Grosshandler, he will have the power to determine whether the Company will continue to be able to rely on the OSS license, and the price it pays for the license. The License Agreement has a term of 20 years. As of March 1, 2020 OSS and the Company agreed that, due to the pandemic, the license fee shall be 0% of revenues, subject to change without notice. As a result of these agreements the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

As of December 31, 2021 the Company owed $231,382 to the Related Parties for expenses paid on the Company's behalf since inception, compared to $298,205 owed as of December 31, 2020.

NOTE 6: OFFERINGS

The Company relies upon an open offering to offer its equity as a reward. In January 2018 the Company filed an offering statement under Regulation A with the SEC (“Follow On Offering”). That offering was open as of December 31, 2020. On March 10, 2021 the SEC qualified a new offering under Regulation A in which the offering price was $.25 per share. That offering was open as of December 31, 2021. On March 10, 2022, subsequent to the date of these financial statements, the SEC qualified another Follow On Offering with an offering price of $.25 per share.

The Company’s Series A Non-Voting Preferred stock is quoted on the OTC market under the ticker symbol RWRDP. There is very little liquidity for RWRDP. The Company cannot guarantee that its securities will ever be tradeable on an exchange or have any substantial liquidity.  These financial statements should not be relied upon as a basis for determining the terms of an offering as this information may not be current or accurate relative to the final terms of the offering.

The Company began pursuing a private placement of $2,000,000 of convertible debt in June 2017. The Company had received $154,721 of the private placement as of December 31, 2017 and an additional $13,000 as of December 31, 2018. The debt has a term of three years, accrues interest at rates ranging from 8% - 12%, and requires interest only payments in years two and three. The debt is convertible into Series A Preferred Non-Voting stock at a price of $.075 per share at the option of the holder. This offering utilizes Regulation D 506(c) and is open to accredited investors only.

That debt issued in that private placement began to mature in 2020. The Company redeemed $16,500 of those notes in 2020 and $11,000 in 2021. Under the terms of the notes, the Company could extend the maturity date of those notes. The Company and five note holders mutually agreed to extend the maturity dates into the third quarter of 2022 in August, 2020. The note holders agreed to accept RWRDP at the then effective offering price in lieu of cash for their interest payments.

The Company’s offering enables it to offer its equity as compensation for services. In 2020, the Company issued 1,277,777 shares as compensation for services. A portion of those services were provided in 2021.

NOTE 7: OTHER FINANCING ACTIVITIES

The Company received an Economic Injury Disaster Loan (“EIDL”) from the Small Business Administration (“SBA”) in May 2020 in the amount of $60,000. The terms of the loan require monthly repayment beginning in May, 2021. It has a 30 year amortization at 3.75% annual interest rate. The SBA has received a security interest to certain collateral consisting of all tangible and intangible property. Additionally, in 2020, the Company received a forgivable (and forgiven) grant of $5,000.

Repayment Schedule	Year	Principal Repayment	Interest Expense
	2021	$0	$2,249
	2022	235	2,297
	2023	1,441	2,513
	2024	1,496	2,458
	2025	1,553	2,401
	Thereafter	58,843	63,178

Subsequent to the date of the loan, the SBA extended the repayment start date to February, 2022. Subsequent to that extension and subsequent to the date of these financial statements, the SBA has indicated that repayment is to start in November, 2022. The above repayment schedule reflects a November, 2022 repayment start date.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 26, 2022 the date the financial statements were available to be issued.

The resurgent Covid-19 pandemic and to a lesser extent, the Russian invasion of Ukraine affected the Company’s business in the first four months of 2022. The Company expects the effect of the pandemic and invasion to continue for the foreseeable future, as they affect inflation, supply chains and related transactions. The Company is experiencing an increase in its revenues from travel related customers. The Company has lost customers (including, but not limited to, Target). The uncertainty surrounding the future economic health of the world’s economy has eliminated the ability to forecast revenue, member acquisition, and related expenses.

NOTE 10: GOVERNANCE

On July 6, 2015 by an Action by Joint Written Consent of Sole Director and Sole Stockholder, the Company elected Robert Grosshandler to serve as a member of the Board of Directors and as an Officer of the Company in the capacity of Chief Executive Officer, President, and Secretary. It also set the number of directors of the Company at one, established an Audit Committee of the Company naming Robert Grosshandler as the sole member of such, set the fiscal year as the calendar year, and other actions.

NOTE 11: EQUITY REWARD MARKETING PROGRAM - PROSPECTIVE DILUTION AND OTHER EFFECTS

The Company, in order to attract members, is offering members and others the opportunity to earn equity in the Company as a reward or additional reward for certain activities.  This equity may be earned in exchange for, amongst other activities, becoming a member, recruiting other members, and utilizing the Company’s services to earn rebates on purchases at participating retailers.

Through its offerings (see Note 6), the equity earned is Series A Non-Voting Preferred Stock.  The Company will not receive cash for any such equity earned.  The Company valued this equity at $0.045 per share through February 13, 2017. This valuation is the per share price ($0.045) received in the Offering. Subsequent to February 13, 2017, the Company valued this equity at $0.09 per share. This valuation is the per share price ($0.09) received in the amended Offering beginning February 13, 2017. Subsequent to June 13, 2018, the Company valued this equity at $0.15 per share, pursuant to the Offering qualified by the SEC on that date and re-qualified on June 13, 2019. On August 1, 2019, the Company raised the share price to $0.18 by filing a supplement to its qualified Offering. It began using $0.18 per share price to value equity rewards on that date. As of March 10, 2021 the Company began valuing this equity at $.25 per share.  The valuation will be adjusted from time to time to reflect the price in the then current offering. Equity distributed under this program will be dilutive to existing shareholders.  If this marketing program is successful, the Company anticipates that significant dilution may result.

There are still significant hurdles to overcome to make this marketing program commercially reasonable and enable it to stay compliant with appropriate regulations, including but not limited to, state Blue Sky laws.

The Company recognized a portion of the cost of this program as a marketing expense and the balance as a cost of revenues.  It recognized a total of $527,801 in 2021 to reflect this expense, compared to a total of $563,875 in 2020.

During 2021 the Company issued and transferred an additional 1,617,921 shares of preferred stock equity under this marketing program to members, who thus became shareholders of record.

As of December 31, 2021, approximately 61,000 members were contingently due 26,587,406 additional shares under this program, but the Company had not yet issued and transferred these shares to its members. Until issued and transferred, the member may forfeit these shares for a variety of reasons, which include, but are not limited to, purchase returns, incomplete registrations, and account inactivity. The Company will issue and transfer these shares upon receiving an executed subscription agreement, appropriate fees, appropriate shareholder identification, and other shareholder requirements being completed.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	First Amendment to Amended and Restated Certificate of Incorporation (2)
2.3	Bylaws (1)
3.1	Certificate of Designations (1)
4	Form of Subscription Agreement (3)
6.1	Amended and Restated Software Licenses and Services Agreement with Outsourced Site Services, LLC dated May 25, 2016 (1)
6.2	2016 Equity Incentive Plan (1)
6.3	Form of Broker-Dealer Services Agreement with FundAmerica Securities LLC (1)
7	Recapitalization and Exchange Agreement dated July 6, 2015 (1)
8	Form of Escrow Agreement (1)

(1)    Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference.

(2)    Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10795) and incorporated herein by reference.

(3)    Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11445) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, Illinois, on April 28, 2022.

iConsumer Corp.

/s/ Robert Grosshandler
By Robert Grosshandler,
principal executive officer of iConsumer Corp

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Robert N. Grosshandler
Robert N. Grosshandler, principal executive officer, principal financial officer, principal accounting officer and Sole Director

Date: April 28, 2022